EXHIBIT 99.9(a)(x)



FOR IMMEDIATE RELEASE                                         Maxcor Financial
                                                            -------------------
Contact:
Maxcor Financial Group Inc.
Two World Trade Center, 84th Floor
New York, NY 10048
(212) 748-7000, Gilbert Scharf, Chairman


                           MAXCOR FINANCIAL GROUP INC.
                         ANNOUNCES THIRD QUARTER RESULTS

         NEW YORK November 11, 1997 - Maxcor Financial Group Inc. (NASDAQ: MAXF) today reported its earnings for its third quarter ended September 30, 1997.

         In the third quarter, total revenues decreased to $42,886,935, compared to $45,076,782 for the comparable period in 1996. Net income declined to $77,828, or approximately $.01 per common share, compared to $782,036, or $.09 per common share, for the comparable period in 1996.

         For the nine months ended September 30, 1997, total revenues were $130,256,050, compared to $136,162,955 for the comparable period in 1996, and net income was $1,218,831, or $.14 per common share, compared to $5,383,273, or $.60 per common share, for the comparable period in 1996.

         Maxcor Financial Group Inc. is a financial services holding company. Through its Euro Brokers subsidiaries, it is a leading domestic and international inter-dealer brokerage firm specializing in emerging market products, money market instruments, derivatives, natural gas and electricity, repurchase agreements and fixed income securities, with principal offices in New York, London, Tokyo, Toronto, Sydney and Mexico City.



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                           MAXCOR FINANCIAL GROUP INC.
                             Selected Financial Data


                                                                   For the Three                 For the Three
                                                                   Months Ended                  Months Ended
                                                                     Sept. 30,                     Sept. 30,
                                                                       1997                          1996
                                                                    (unaudited)                   (unaudited)
Total revenue                                                      $ 42,886,935                  $ 45,076,782
Net income                                                         $     77,828                  $    782,036
Earnings per share                                                 $       0.01                  $       0.09(1)
Average shares outstanding                                            8,949,656                     8,949,656




                                                                   For the Nine                  For the Nine
                                                                   Months Ended                  Months Ended
                                                                     Sept. 30,                     Sept. 30,
                                                                       1997                          1996
                                                                    (unaudited)                   (unaudited)

Total revenue                                                      $ 130,256,050                 $ 136,162,955
Net income                                                         $   1,218,831                 $   5,383,273
Earnings per share                                                 $        0.14                 $        0.60(1)
Average shares outstanding                                             8,949,656                     8,949,656



--------

(1) For comparative purposes, earnings per share information for the three month and nine month periods ended September 30, 1996 is pro forma, presented as if all shares issued in Maxcor Financial's August 1996 acquisition of Euro Brokers had been issued and were outstanding for such period.


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